UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one):   [ ] Form 10-K   [ ]  Form 20-F  [ ] Form 11-K  [X] Form 10-Q
               [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: June 30, 2005
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________________


  Read attached instruction sheet before preparing form. Please print or type.

-------------------------------------------------------------------------------
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________


PART I -- REGISTRANT INFORMATION

Fedders Corporation
-------------------------------------------------------------------------------
Full Name of Registrant

N/A
-------------------------------------------------------------------------------
Former Name if Applicable

505 Martinsville Road
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Liberty Corner, New Jersey 07938-0813
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |   (a)  The reasons described in reasonable detail in Part III of
         |        this form could not be eliminated without unreasonable
         |        effort or expense;
         |    (b) The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
 ____    |        Form N-CSR, or portion thereof, will be filed on or before
|    |   |        the fifteenth calendar day following the prescribed due
|____|   |        date; or the subject quarterly report or transition report
         |        on Form 10-Q, or portion thereof, will be filed on or before
         |        the fifth calendar day following the prescribed due date;
         |        and
         |    (c) The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fedders Corporation (the "Company") hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended June 30, 2005. As previously announced, the Company has been unable to file its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the period ended March 31, 2005 due to its change in fiscal year end from August to December in October 2003 and the need to report audited financial statements for both the four month transition period ended December 31, 2003 and for the fiscal year ended December 31, 2004. The financial statements for the Company's second fiscal quarter cannot be completed until the financial statements for the four month transition period ended December 31, 2003 and the fiscal year 2004 and the first quarter of 2005 are completed. Consequently, the Company is unable to file its Form 10-Q by August 10, 2005 without unreasonable effort or expense due to delays in completing the Company's second fiscal quarter financial statements. Although at this time the Company cannot provide a specific date for the completion of the fiscal second quarter financial statements and the filing of the Form 10-Q, the Company does not currently anticipate that the Form 10-Q will be filed by the fifth calendar day following the date on which it was due.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Kent E. Hansen                    908                    604-8686
 ---------------------          -----------             ------------------
        (Name)                  (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).   Yes [ ]  No [X]

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Company's Quarterly Report on Form 1-Q for the period ended March 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                Yes [X]   No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, as a result of increased inventory of room air conditioners in key North American markets carried over from 2004, which was caused by cooler than normal weather in 2004, net sales in the second quarter ended June 30, 2005 will decrease 29% to approximately $127 million from net sales of $178.1 million in the second quarter of 2004. It is anticipated that this inventory has also caused a reduction in net sales for the six months ended June 30, 2005 of 31% to approximately $205 million from net sales of $297.4 million in the six months ended June 30, 2004. The more favorable weather in key North American markets during 2005 is having the effect of clearing inventories through distribution channels and positioning the industry well going into 2006.

During the second quarter and six months ended June 30, 2005, the Company manufactured fewer room air conditioners than in the prior year in order to reduce inventories. Reduced production has the effect of increasing costs as a result of lower overhead absorption. The Company anticipates that, despite increased costs related to lower overhead absorption and inflationary pressures on raw materials, its gross profit margin as a percentage of net sales has increased as a result of more favorable product mix and price increases initiated to offset material cost increases realized during 2004. It is anticipated that the gross margin for the 2005 second quarter increased to approximately 20% versus 16.2% in the prior year period and for the 2005 six-month period to approximately 20% in 2005 versus 17.0% in the prior year period.

The Company anticipates a net loss of approximately $0.6 million during the quarter ended June 30, 2005, compared to net income of $2.3 million in the quarter ended June 30, 2004. For the six-month period ended June 30, 2005, the Company anticipates a loss of $5.4 million versus a loss of $2.9 in the six months ended June 30, 2004, which included a charge related to the extinguishment of debt of $8.1 million.
_______________________________________________________________________________

                               Fedders Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 11, 2005                          By:    /s/ Kent E. Hansen
                                                   -----------------------------
                                                Name:  Kent E. Hansen
                                                Title: Executive Vice President